SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April , 2004

SHELL CANADA LIMITED

(Translation of registrant’s name into English)

400 — 4 Avenue S.W., Calgary, Alberta. T2P 0J4

(Address of principal executive offices)

     (indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F [   ]          Form 40-F [X]

     (indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [   ]          No [X]

SIGNATURES
SHELL CANADA ACHIEVES RECORD QUARTERLY EARNINGS
SHELL CANADA LIMITED SEGMENTED INFORMATION

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHELL CANADA LIMITED (Registrant)
Date: April 22, 2004	By:	“H.W. LEMIEUX”
(Signature)

H.W. Lemieux, Vice President
(Name and Title)

By:	“J.M. COULL”
(Signature)

J.M. Coull, Assistant Secretary
(Name and Title)

FOR IMMEDIATE RELEASE
THURSDAY, April 22, 2004
Management’s Discussion and Analysis
First Quarter 2004

SHELL CANADA ACHIEVES RECORD QUARTERLY EARNINGS

Calgary, Alberta – Shell Canada Limited announces record quarterly earnings of $368 million or $1.34 per Common Share for the first quarter of 2004. This is up 73 per cent from $213 million or $0.77 per share in the first quarter of 2003. The earnings increase was largely due to the positive contribution from the Athabasca Oil Sands Project, which was in start-up mode in the same period last year. First-quarter 2004 earnings also include a one-time benefit of $25 million from a future income tax revaluation following announced Alberta income tax changes.

Cash flow from operations for the first three months of 2004 was a record $552 million compared with $414 million for the same period in 2003. First-quarter capital and exploration expenditures were $150 million versus $196 million for 2003.

“Positive earnings from Oil Sands, and strong commodity prices and refining margins contributed to the quarter’s record earnings and cash flow,” said Linda Cook, President and Chief Executive Officer, Shell Canada Limited. “I continue to be pleased with the performance of all businesses, in particular with the strong operational performance at our refineries and the increasing contributions from Oil Sands to earnings and future growth.”

Investor Inquiries:	Media Inquiries:
Jim Fahner	Jan Rowley
Investor Relations	Public Affairs
(403) 691-2175	(403) 691-3899

Visit Shell’s Internet Web site: www.shell.ca

SHELL CANADA LIMITED
SEGMENTED INFORMATION

Exploration & Production

Note: Effective January 2004, the Resources business unit was renamed Exploration & Production (E&P).

Exploration & Production first-quarter earnings in 2004 were $156 million, down from $202 million for the same period in 2003. Earnings decreased compared to the same period last year due to lower realized Canadian dollar prices for natural gas and natural gas liquids and lower production volumes. E&P depreciation charges increased versus the first quarter of 2003 due to higher Sable Offshore Energy Project (SOEP) unit depreciation rates, consistent with the previously announced reserves revisions. First-quarter earnings in 2004 include a one-time gain of $12 million from revaluation of future income taxes.

Western Canada production volumes were lower than in the first quarter of 2003, but continuing exploration and development investments have been successful in partially offsetting the impact of natural field declines. Volumes for Sable have increased due to start-up of the Alma field in late 2003. South Venture facilities are under construction and the field, which will help sustain SOEP production rates, is expected to start up late this year.

Oil Sands

Oil Sands achieved first-quarter 2004 earnings of $96 million compared with a loss of $105 million for the same period in 2003 when the Athabasca Oil Sands Project was in start-up mode. Earnings for the first quarter of 2004 include $19 million related to an insurance settlement and a one-time gain of $10 million from revaluation of future income taxes.

Extreme cold in January and planned and unplanned maintenance activities affected both volumes and costs during the first quarter of 2004. The focus has been, and remains, on continuous improvement — safely and steadily increasing reliability and production while consistently meeting customers’ needs. The project continued to make progress during the first quarter. Production reached new daily and weekly highs and averaged four per cent higher than the fourth quarter of 2003. First-quarter 2004 production was 135,900 barrels per day (81,600 Shell share) of bitumen, 88 per cent of the 155,000 barrels per day design rate.

High natural gas prices, production volumes below the design rate and incremental costs associated with maintenance activities resulted in unit cash operating costs of $22.34 per barrel for the quarter. Additional information on unit costs appears in the attached Operating Highlights. Unit cash operating costs will decline as volumes increase and ramp-up challenges are resolved, but as previously reported, are expected to be above the long-term target range in 2004. Upgrader optimization initiatives in the first quarter increased the light to heavy ratio of synthetic product in the overall sales mix, resulting in an improved average price realization versus Edmonton light crude oil.

SHELL CANADA LIMITED
SEGMENTED INFORMATION
continued

The Company achieved a final settlement with insurers for recovery of costs resulting from the January 2003 fire and related freezing damage at the mine site. Proceeds of the final settlement were recorded in revenue in the first quarter. Shell continues to pursue claims for lost profits resulting from production delays caused by the fire.

Oil Sands received the decision report and conditional approval for Phase 1 of the Jackpine Mine in the first quarter, with formal government approvals expected shortly. This project includes a mining and extraction facility on the eastern portion of Lease 13 to produce approximately 200,000 barrels per day of bitumen. The timing of an investment decision for this development will depend on market conditions, project cost and sustainable development considerations.

Oil Products

Oil Products earnings in the first-quarter were $118 million compared with $117 million for the same period in the previous year. Refining margins, although down from the same period in 2003, remained strong, particularly for gasoline due to low inventories in North America. Retail marketing margins were depressed as pump prices failed to reflect the full extent of the increases in underlying product values. High refinery utilization helped to offset the lower margins. The Scotford Refinery also realized benefits of integration with the upgrader, achieving higher throughput due to increased feedstock availability and the refinery’s new configuration.

Oil Products successfully completed a minor shutdown for maintenance at the Sarnia Refinery in the first quarter. The Montreal East Refinery will undertake a major refinery shutdown in the second quarter of 2004, which will affect financial results.

Corporate

Corporate reported negative earnings of $2 million in the first quarter compared with negative earnings of $1 million during the same period last year. Lower foreign exchange gains were realized in 2004 than for the same period last year. These were partly offset by income tax refund settlement interest and lower interest expense due to lower net debt and interest rates.

Cash Flow and Financing

First-quarter cash flow from operations was a record $552 million. After cash invested, dividends, increased working capital and other corporate items, the company had cash available of $230 million in the first quarter. The company used most of these funds to reduce sales under Shell’s accounts receivable securitization program. Securitized receivables were reduced by $216 million in the quarter to $365 million. Together with small reductions in outstanding commercial paper and medium term notes, this resulted in combined debt and accounts

SHELL CANADA LIMITED
SEGMENTED INFORMATION
continued

receivable securitization of $1,235 million at the end of the first quarter, down from $1,466 million at the end of 2003.

On April 19, 2004, Standard and Poor’s Rating Services (S&P) lowered its long-term corporate credit ratings on Shell Canada from ‘AA+’ to ‘AA.’ The ratings also remain on credit watch with negative implications. At the same time, S&P placed Shell Canada’s short-term and commercial paper credit ratings on credit watch with negative implications. These rating actions by S&P are a direct result of ratings actions on the Royal Dutch/Shell Group of Companies, Shell Canada’s parent. S&P’s actions are not expected to have any material impact on Shell Canada’s financing costs.

Change in Accounting Policy

Effective January 1, 2004, the Company adopted the new Canadian accounting standard with respect to asset retirement obligations. As well, in the fourth quarter of 2003, the Company adopted the amended Canadian accounting standard with respect to stock based compensation. The quarterly financial statements for 2003 have been restated to reflect these changes, resulting in a reduction in 2003 first quarter earnings of $3 million.

Outstanding Shares

At March 31, 2004, the Company had 275,254,273 Common Shares and 100 Preference Shares outstanding (December 31, 2003 — 275,042,159 Common Shares and 100 Preference Shares). There were 7,058,997 employee stock options outstanding, of which 3,607,160 were exercisable at March 31, 2004 (December 31, 2003 – 5,873,119 outstanding and 2,807,548 exercisable). Additional stock options were granted and some prior year stock options vested during the first quarter, which gave rise to the increase.

Additional Information

Additional information relating to Shell Canada Limited filed with Canadian securities commissions and the United States Securities and Exchange Commission (SEC), including Shell’s Annual Information Form (AIF/Form 40-F), can be found on line at www.sedar.com and www.sec.gov.

This information includes “forward looking statements” based upon current expectations, estimates and projections of future production, project start-up and future capital spending that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Corporation. These risks and uncertainties include, but are not limited to, changes in: market conditions, law or government policy, operating conditions and costs, project schedules, operating performance, demand for oil, gas and related products, price and exchange rate fluctuations, commercial negotiations or other technical and economic factors.

SHELL CANADA LIMITED
Financial Highlights
($ millions, except as noted)
(unaudited)

	First Quarter
	2004	2003
		(restated)
Earnings	368	213
Revenues	2,514	2,457
Cash flow from operations	552	414
Return on average common shareholders’ equity (%)	17.6	13.7
Interest coverage	25.1	18.5
Per Common Share (dollars)
Earnings — basic (Note 5)	1.34	0.77
Earnings — diluted (Note 5)	1.33	0.77
Dividends paid	0.22	0.20
Results by Segment
Earnings
Exploration & Production	156	202
Oil Sands	96	(105)
Oil Products	118	117
Corporate	(2)	(1)

Total	368	213

Revenues
Exploration & Production	527	621
Oil Sands	512	28
Oil Products	1,834	1,886
Corporate	19	25
Inter-segment sales	(378)	(103)

Total	2,514	2,457

Cash flow from operations
Exploration & Production	238	305
Oil Sands	172	(30)
Oil Products	144	133
Corporate	(2)	6

Total	552	414

Capital and exploration expenditures
Exploration & Production	99	100
Oil Sands	30	71
Oil Products	18	24
Corporate	3	1

Total	150	196

Return on average capital employed (%)[1]
Exploration & Production	31.9	29.3
Oil Sands	1.9	N/A
Oil Products	16.0	14.3

Total	14.7	11.3

[1]	Return on average capital employed (ROACE) is a key internal and external profitability measure used to evaluate the performance of the Company. ROACE is defined as the last four quarters’ earnings plus after-tax interest expense on debt divided by the average of opening and closing common shareholders’ equity plus preferred shares, long-term debt and short-term borrowings. ROACE does not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles and therefore may not be comparable with the calculation of similar measures for other companies.

SHELL CANADA LIMITED
Operating Highlights
(unaudited)

	First Quarter
	2004	2003
EXPLORATION & PRODUCTION
Production
Western Canada natural gas — gross (mmcf/d)	427	444
Sable natural gas — gross (mmcf/d)	140	136

Total natural gas — gross (mmcf/d)	567	580
Ethane, propane and butane — gross (bbls/d)	24,300	27,000
Condensate — gross (bbls/d)	15,600	17,500
Bitumen — gross (bbls/d)	8,500	11,800
Sulphur — gross (tons/d)	5,800	6,100
Sales[1]
Natural gas (mmcf/d)	549	572
Ethane, propane and butane (bbls/d)	48,100	50,100
Condensate (bbls/d)	17,900	17,900
Bitumen products (bbls/d)	12,000	16,600
Sulphur (tons/d)	10,600	10,200
OIL SANDS
Production
Bitumen — gross (bbls/d)	81,600	—
Sales[1]
Synthetic crude sales excluding blend stocks (bbls/d)	87,200	—
Purchased upgrader blend stocks (bbls/d)	41,400	—

Total synthetic crude sales (bbls/d)	128,600	—
Unit Costs[2]
Cash operating cost — excluding natural gas ($/bbl)	17.66	—
Cash operating cost — natural gas ($/bbl)	4.68	—

Total cash operating cost ($/bbl)	22.34	—
Depreciation, depletion and amortization ($/bbl)	4.98	—

Total unit cost ($/bbl)	27.32	—

SHELL CANADA LIMITED
Operating Highlights (continued)
(unaudited)

	First Quarter
	2004	2003
OIL PRODUCTS
Sales[1]
Gasolines (m3/d)	19,900	19,700
Middle distillates (m3/d)	19,700	18,500
Other products (m3/d)	6,000	5,800

Total Oil Products sales (m3/d)	45,600	44,000
Crude oil processed by Shell refineries (m3/d) [3]	46,100	42,200
Refinery utilization (per cent) [4]	92	90
Earnings per litre (cents) [5]	2.8	3.0

Prices
Natural gas average plant gate netback price ($/mcf)	6.54	7.94
Ethane, propane and butane average field gate price ($/bbl)	28.57	30.28
Condensate average field gate price ($/bbl)	43.47	48.64
Synthetic crude average plant gate price ($/bbl)	40.33	—

SHELL CANADA LIMITED
Operating Highlights (continued)
(unaudited)

Definitions

[1]	Exploration & Production and Oil Products sales volumes include sales to third parties only. Oil Sands sales volumes include third-party and inter-segment sales.

[2]	Unit cash operating cost is a key internal and external measure used to evaluate the performance of the Oil Sands segment of the Company. Unit cash operating cost for Oil Sands is defined as: operating, selling and general expenses plus cash cost items included in cost of goods sold (COGS), divided by synthetic crude sales excluding blend stocks. In the first quarter of 2004, cash cost items included in COGS were $52 million. Unit cash operating cost in the first quarter of 2004 includes mobile equipment lease costs of $0.52 per barrel.

Unit depreciation, depletion and amortization (DD&A) cost for Oil Sands is defined as: DD&A cost divided by synthetic crude sales excluding blend stocks. Unit DD&A cost includes preproduction costs, which are being written-off over the first three years of the project life (2003-2005) and account for $1.84 per barrel of the total unit DD&A cost.

Total unit cost (including unit cash operating and unit DD&A costs) does not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles and therefore may not be comparable with the calculation of similar measures for other companies.

[3]	Crude oil processed by Shell refineries includes upgrader feedstock supplied to Scotford Refinery.

[4]	Refinery utilization equals crude oil processed by Shell refineries divided by total capacity of Shell refineries, including capacity uplifts at Scotford Refinery due to processing of various streams from the upgrader.

[5]	Oil Products earnings per litre equals Oil Products earnings after-tax divided by total Oil Products sales volumes.

SHELL CANADA LIMITED
Consolidated Statement of Earnings and Retained Earnings
($ millions, except as noted)
(unaudited)

	First Quarter
	2004	2003
		(restated)
Revenues
Sales and other operating revenues	2,492	2,450
Dividends, interest and other income	22	7

Total revenues	2,514	2,457

Expenses
Cost of goods sold	1,277	1,436
Transportation (Note 4)	78	66
Operating, selling and general	422	417
Exploration	11	21
Depreciation, depletion, amortization and retirements	174	146
Interest on long-term debt	5	8
Other interest and financing charges	4	9

Total expenses	1,971	2,103

Earnings
Earnings before income tax	543	354

Current income tax	183	110
Future income tax	(8)	31

Total income tax	175	141

Earnings	368	213

Per Common Share (dollars) (Note 5)
Earnings — basic	1.34	0.77
Earnings — diluted	1.33	0.77
Common Shares outstanding (millions — weighted average)	275	276

Retained Earnings
Balance at beginning of period	5,045	4,608
Implementation of accounting standard (Note 2)	—	(79)
Earnings	368	213

	5,413	4,742
Common Shares buy-back (Note 7)	9	13
Dividends	61	55

Balance at end of period	5,343	4,674

SHELL CANADA LIMITED
Consolidated Statement of Cash Flows
($ millions)
(unaudited)

	First Quarter
	2004	2003
		(restated)
Cash from Operating Activities
Earnings	368	213
Exploration	11	21
Non-cash items
Depreciation, depletion, amortization and retirements	174	146
Future income tax	(8)	31
Other items	7	3

Cash flow from operations	552	414
Movement in working capital and other from operating activities (Note 8)	(299)	(333)

	253	81

Cash Invested
Capital and exploration expenditures	(150)	(196)
Movement in working capital from investing activities	(46)	7

Capital expenditures and movement in working capital	(196)	(189)
Proceeds on disposal of properties, plant and equipment	—	—
Investments, long-term receivables and other	15	(3)

	(181)	(192)

Cash from Financing Activities
Common Shares buy-back (Note 7)	(9)	(14)
Proceeds from exercise of Common Share stock options	12	1
Dividends paid	(61)	(55)
Long-term debt and other	(5)	4
Short-term financing	(9)	175

	(72)	111

Increase in cash	—	—
Cash at beginning of period	—	—

Cash at March 31	—	—

Supplemental disclosure of cash flow information
Dividends received	1	3
Interest received	17	—
Interest paid	11	20
Income tax paid	150	170

SHELL CANADA LIMITED
Consolidated Balance Sheet
($ millions)
(unaudited)

	Mar. 31, 2004	Dec. 31, 2003
		(restated)
Assets
Current assets
Cash	—	—
Accounts receivable	832	495
Inventories
Crude oil, products and merchandise	520	497
Materials and supplies	84	83
Prepaid expenses	99	81

	1,535	1,156
Investments, long-term receivables and other	442	455
Properties, plant and equipment	7,901	7,937

Total assets	9,878	9,548

Liabilities
Current liabilities
Short-term borrowings	140	149
Accounts payable and accrued liabilities	1,130	1,157
Income and other taxes payable	318	255
Current portion of asset retirement and other long-term obligations	32	17
Current portion of long-term debt	728	734

	2,348	2,312
Asset retirement and other long-term obligations	382	395
Long-term debt	2	2
Future income tax	1,293	1,301

Total liabilities	4,025	4,010

Shareholders’ Equity
Capital stock
100 4% Preference Shares	1	1
275,254,273 Common Shares (2003 — 275 042 159)	492	480
Contributed surplus	17	12
Retained earnings	5,343	5,045

Total shareholders’ equity	5,853	5,538

Total liabilities and shareholders’ equity	9,878	9,548

SHELL CANADA LIMITED
Segmented Information
($ millions)
(unaudited)

	First Quarter
			Exploration &
	Total		Production		Oil Sands		Oil Products		Corporate
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
		(restated)		(restated)		(restated)		(restated)		(restated)
Revenues
Sales and other operating revenues	2,492	2,450	500	570	252	27	1,738	1,828	2	25
Inter-segment transactions	—	—	26	49	260	1	92	53	—	—
Dividends, interest and other income	22	7	1	2	—	—	4	5	17	—

Total revenues	2,514	2,457	527	621	512	28	1,834	1,886	19	25

Expenses
Cost of goods sold	1,277	1,436	—	—	145	1	1,128	1,434	4	1
Transportation	78	66	78	66	—	—	—	—	—	—
Inter-segment transactions	—	—	36	46	68	33	274	24	—	—
Operating, selling and general	422	417	75	80	125	124	213	205	9	8
Exploration	11	21	11	21	—	—	—	—	—	—
Depreciation, depletion, amortization and retirements	174	146	91	68	40	32	43	46	—	—
Interest on long-term debt	5	8	—	—	—	—	—	—	5	8
Other interest and financing charges	4	9	—	—	—	—	—	—	4	9

Total expenses	1,971	2,103	291	281	378	190	1,658	1,709	22	26

Earnings (loss)
Earnings before income tax	543	354	236	340	134	(162)	176	177	(3)	(1)

Current income tax	183	110	103	127	3	(99)	76	88	1	(6)
Future income tax	(8)	31	(23)	11	35	42	(18)	(28)	(2)	6

Total income tax	175	141	80	138	38	(57)	58	60	(1)	—

Earnings (loss)	368	213	156	202	96	(105)	118	117	(2)	(1)

Total Assets	9,878	9,831	2,816	2,833	3,749	3,828	3,577	3,607	(264)	(437)
Capital Employed[1]	6,723	6,920	1,846	1,747	2,987	3,230	2,157	2,159	(267)	(216)

1 Capital employed is the total of equity, long-term debt and short-term borrowings.

SHELL CANADA LIMITED
Notes to Consolidated Financial Statements
(unaudited)

1. Accounting Policies

These financial statements follow the same accounting policies and methods of computation as, and should be read in conjunction with, the most recent annual consolidated financial statements dated December 31, 2003, except as described in note 2 and note 3.

2. Change in Accounting Policy

Asset Retirement Obligations

Effective January 1, 2004, the Corporation adopted the new Canadian accounting standard with respect to asset retirement obligations. Under the new standard, legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation. A corresponding amount is capitalized to the related asset. Asset retirement costs are charged to earnings over the life of the asset.

The total undiscounted amount of the estimated cash flows required to settle the obligations is $474 million, which has been discounted using a credit-adjusted risk free rate of six per cent. The requirement to settle the obligations can occur during the asset’s life but most of the obligations will not be settled until the end of the asset’s useful life, which can exceed 25 years in some circumstances.

The new standard has been applied retroactively and financial statements of prior periods have been restated. The impact of this change on the December 31, 2003, Consolidated Balance Sheet is an increase in property, plant and equipment of $71 million, an increase in asset retirement and other long-term obligations of $191 million, a reduction in future income taxes of $41 million and a reduction in retained earnings of $79 million. This new standard will not have a material impact on the Corporation’s future earnings.

Derivative Instruments

Effective January 1, 2004, the Corporation adopted Accounting Guideline 13, Hedging Relationships. This pronouncement establishes the criteria that must be met before an entity can apply hedge accounting to certain derivative financial instruments. This guideline has been applied on a prospective basis and its impact is less than $1 million pre-tax on the Corporation’s results in the first quarter of 2004.

3. Change in Accounting Estimate

The Corporation depreciates the costs related to the Oil Sands upgrader on a straight-line basis over the upgrader’s estimated useful life. Prior to 2004, the useful life of the upgrader was estimated to be 30 years. Effective January 1, 2004, management revised the estimate of the upgrader’s useful life to 40 years based on a view that there will be bitumen supply readily available, through the Corporation’s equity supplies or other sources, for upgrader operation beyond the original estimate of useful life. This change in accounting estimate is being applied on a prospective basis. The impact of this change will decrease 2004 depreciation expense by $17 million.

4. Accounting Reclassification

Effective January 1, 2004, and consistent with the adoption of Canadian Institute of Chartered Accountants (CICA) Handbook Section 1100, transportation costs for the Exploration & Production segment charged to customers are classified as revenues with the related transportation cost classified as transportation expense. Previously, these costs were netted against revenue. Transportation costs for the Oil Sands and Oil Products segments continue to be reported as cost of goods sold or operating expense, consistent with prior years.

SHELL CANADA LIMITED
Notes to Consolidated Financial Statements (Continued)
(unaudited)

5. Earnings Per Share

	First Quarter
	2004	2003
		(restated)
Earnings ($ millions)	368	213
Weighted average number of Common Shares (millions)	275	276
Dilutive securities (millions)
Options under long-term incentive plan	2	1
Basic earnings per share ($ per share)	1.34	0.77
Diluted earnings per share ($ per share)	1.33	0.77

6. Stock-Based Compensation

In 2004, the Corporation granted 1,696,500 options with an exercise price of $62.55. Of the 2004 options, 281,000 are performance based. The fair value of the options granted in 2004 was estimated using the Black-Scholes model with the following assumptions: risk-free interest rate of 3.82 per cent, expected life of six years, volatility of 19.4 per cent and a dividend yield of 1.61 per cent.

In the fourth quarter of 2003, the Corporation adopted expensing of stock options on a prospective basis, pursuant to the amendments to CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments.” The previous quarters of 2003 were restated.

The impact of expensing stock options on after-tax earnings for the first quarter of 2004 was $5 million (2003 — $3 million).

For options granted in 2002, had the Corporation included the effects of stock-based compensation in earnings for the first quarter of 2004, after-tax earnings and basic earnings per share would have decreased by $2 million (2003 — $2 million) to $366 million (2003 — $211 million) or by $0.01 (2003 — $0.01) to $1.33 (2003 — $0.76), respectively. No effect was included for awards granted prior to January 1, 2002.

7. Common Shares Buy-Back

On February 4, 2003, Shell Canada Limited announced its intention to make a normal course issuer bid, to repurchase for cancellation up to two per cent of its 275,908,290 Common Shares issued and outstanding as at January 27, 2003. The purpose of the bid was to counter dilution of Common Shares under Shell’s employee stock option program. The bid began on February 7, 2003, and ended on February 6, 2004. In 2004, 157,100 shares (2003 — 1,370,900) were repurchased and cancelled at market prices for a total cost of $9 million (2003 — $71 million).

8. Sale of Accounts Receivable

During the first quarter of 2004, the Corporation decreased the receivables sold under its accounts receivable securitization program by $216 million to $365 million. This contributed to the increase in accounts receivable on the Consolidated Balance Sheet as at March 31, 2004.